EXHIBIT 99.1

mCloud Signs Cloud Agreement with Virtual Vision to Host AssetCare™ Customers in Saudi Arabia

  Enables mCloud to immediately take several new Saudi customers live with AssetCare
  Ensures readiness for scale in compliance with Saudi legal requirements by geo-locating AssetCare data in the Kingdom

SAN FRANCISCO, Dec. 15, 2021 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it has signed an agreement with Virtual Vision ("V2"), a local provider of cloud computing services within Saudi Arabia, to host the Company's AssetCare solutions on the V2 Public Cloud for use in the Kingdom. The agreement was signed on December 14, 2021 and enables mCloud to complete the onboarding of several new Saudi customers and immediately take these customers live with AssetCare.

The agreement with V2 also ensures mCloud is ready for scalable deployment within Saudi Arabia and in a manner compliant with Saudi legal requirements by geo-locating AssetCare data within the Kingdom.

The Company previously announced on October 8 it had received a license to conduct business activities from the Ministry of Investment of Saudi Arabia ("MISA"), the first foreign company to offer cloud-based asset management solutions to receive such an approval. mCloud subsequently announced on November 9 it had equipped the first two of over 100 restaurants owned and operated by the AFCO Restaurant Group in the Kingdom.

"As we build our footprint in Saudi Arabia, it is imperative we have a capable, secure, and scalable cloud partner in the Kingdom of Saudi Arabia," said Costantino Lanza, mCloud co-founder and Chief Growth and Revenue Officer. "The speed at which we are able to deploy our first solutions is indicative of the high-performance environment that V2 maintains for its customers."

"V2 hosts and partners with customers key to mCloud's plans in Saudi Arabia," Lanza added. "With AssetCare now hosted in the cloud with V2, we are setup to take our business to scale by offering a robust, highly secure, and compliant environment for Saudi customers."

"We at V2 are looking forward to mCloud's ability to drive results in the health and performance of assets for companies in Saudi Arabia," said Hazem Sandouka, V2 Chief Operating Officer. "The ability to provide results driven by savings and productivity gains is going to assist organizations in Saudi Arabia to meet their future ambitions."

In collaboration with local partners such as V2, mCloud has brought the full suite of AssetCare solutions to Saudi Arabia, including ESG tracking and reporting capabilities via AssetCare Enterprise, HVAC and indoor air quality solutions via Connected Buildings, connected worker solutions through AssetCare Mobile, and the Company's 3D Digital Twin offering, all of which are seeing customer adoption in support of the ESG objectives of Saudi Vision 2030. The Company expects to add numerous buildings and oil and gas assets to its AssetCare portfolio by mid-2022.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Virtual Vision

Virtual Vision (V2) is the Saudi premier provider of Cloud Technology and System Integration Services. Through our knowledge, expertise and focus on our customer's experience, we have built partnerships based on trust to deliver better services and innovative IT solutions. Together, with our team of Cloud implementation specialists and system integrators we have successfully implemented and supported enterprise-grade solutions to help our clients drive business growth and revenues. Our customers and partners include CloudSigma, Hewlett Packard Enterprise, Microsoft, and Saudi Aramco.

With a Cloud Tier-3 Data Center in Riyadh, we offer our customers a combination of raw underlying computing power with an approach and tools that channel computing power most effectively. Visit v2.com.sa to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include statements regarding the addition of new buildings and connected assets to its AssetCare portfolio by 2022.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2021/15/c6063.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 15-DEC-21